FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated, March 5, 2003, titled, “Repsol YPF Will Propose a Gross Dividend of Eu0.31 Per Share Against the 2002 Financial Year”.

ITEM 1

Press Release

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 5 March 2003
Number of pages: 1

REPSOL YPF WILL PROPOSE A GROSS DIVIDEND OF Eu0.31 PER SHARE AGAINST
THE 2002 FINANCIAL YEAR

          The Repsol YPF Board of Directors has agreed to propose at the next Annual General Shareholders Meeting the payment of a gross dividend of Eu0.31per share against 2002. This is a 47.62% rise in comparison to the 2001 overall dividend.

          There will be a final dividend of Eu0.16 per share proposed for 2002, in addition to the Eu0.15 per share interim dividend already disbursed.

          As Alfonso Cortina, Chairman and CEO of Repsol YPF, has already stated to the analysts, this dividend “..is consistent with the prudent policy set in place by Repsol YPF, and the improvement shown by the Argentinean economy.”

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 5, 2003	By:	/s/ Carmelo de las Morenas Name: Carmelo de las Morenas Title: Chief Financial Officer